Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) launched a website in connection with its proposed acquisition of AirTran Holdings, Inc. (“AirTran”). The website – www.lowfaresfarther.com – includes a video featuring Gary C. Kelly, Southwest’s Chairman of the Board, President and Chief Executive Officer. A transcript of the video is included below.

On behalf of Southwest Airlines, we are thrilled with the opportunity to welcome AirTran Airways and their outstanding Crew Members to our Southwest Family. While it is subject to regulatory and AirTran stockholder approvals, the Boards of each airline have approved this transaction. Once we close, probably next year, it will take us months to integrate AirTran into Southwest. The opportunity to blend two like-minded Customer Service organizations is truly exciting.

Like Southwest, AirTran is a high-quality, low-cost operation with a low-fare brand, and enthusiastic Crew Members. While smaller than Southwest, AirTran has a significant and popular presence in Atlanta, the largest U.S. market currently not on the Southwest route map.

AirTran also brings us more access to New York and Washington, D.C., as well as a host of smaller U.S. cities, and a handful of destinations in the Caribbean and Mexico.

When it’s done, Southwest can grow roughly 25 percent, with exciting new destinations, 138 more Boeing aircraft, and more flights to many incredible destinations.

Customers will benefit as we expand our network, diversify into new markets, and bring low fares and great Customer Service. We will continue to build upon the outstanding Customer Experience and strong Culture of both Southwest and AirTran.

Above all, we’ll remain focused on operational performance and Safety.

I invite you to explore this website and return often as we’ll be updating it with ongoing developments and announcements.

In the meantime, we thank you for your interest in Southwest and AirTran. We look forward to the opportunity to serve you soon.

Important Information for Investors and Stockholders

Information contained on www.southwest.com and www.airtran.com is not incorporated into the content of this website and shall not otherwise be deemed to constitute a part of this website.

Communications on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Communications on this website contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.